UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003759



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52236

3-4-02 Fr

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Praxis Capital Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
80 Pine Street, 30th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

RECD S.E.C.
MAR 1 2002
080

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William C. Holub (212) 208-3873
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02 SS

OATH OR AFFIRMATION

I, William C. Holub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Praxis Capital Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

SUSAN DEMARCO
Notary Public, State of New York
No. 01DE6006362
Qualified in Richmond County
Commission Expires May 4, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRAXIS CAPITAL INC.

Statement of Financial Condition

December 31, 2001

Contents



■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Director and Stockholder of
Praxis Capital Inc.

We have audited the accompanying statement of financial condition of Praxis Capital Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Praxis Capital Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 15, 2002

PRAXIS CAPITAL INC.

Statement of Financial Condition
December 31, 2001

Asset		
Cash	$	159,200
	$	159,200
Liabilities and Stockholder's Equity		
Due to affiliates	$	8,800
		8,800
Stockholder's equity		150,400
	$	159,200

The accompanying notes are an integral part of this financial statement.

PRAXIS CAPITAL INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

Praxis Capital Inc. (the "Company") is registered as a broker/dealer to be engaged primarily as a broker of U.S. government securities from its offices in New York. The Company is a wholly-owned subsidiary of Liberty Direct Inc., which is a wholly-owned subsidiary of Liberty Brokerage Investment Corp. ("LBIC"), which is a wholly-owned subsidiary of Tullett & Tokyo Liberty plc. Effective August 2001 the Company changed its name from At Liberty Inc. to Praxis Capital Inc.

Cash is held on deposit at one U.S. financial institution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates - The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Income taxes - The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of LBIC. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with an informal tax sharing agreement with LBIC. Amounts due to or receivable from LBIC, with respect to current income taxes, are settled currently.

3. REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC and the NASD, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2001, the Company had net capital of approximately $150,400, which was approximately $50,400 in excess of the minimum net capital requirements. The Company is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraphs (k)(2)(i) and (k)(2)(ii), since the Company does not hold funds or securities of customers.

4. RELATED PARTY TRANSACTIONS

Due to affiliates represents amounts payable to LBIC and Liberty Direct Inc. for $2,900 and $5,900, respectively. Such amounts consist of non-interest bearing cash advances which are payable on demand.

STATEMENT OF FINANCIAL CONDITION

Praxis Capital Inc.

December 31, 2001
with Report of Independent Auditors